

FOLIONET FINANCIAL LLC

Miami, FL

STATEMENT OF FINANCIAL CONDITION

December 31, 2022

OMB APPROVAL
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-69775

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Folionet Financial LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1221 Brickell Ave. Suite 900
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Juan Lorenzo Santos	(305) 303-4279	juan.santos@folionet.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Haynie & Company
(Name – if individual, state last, first, and middle name)

1785 West 2320 South	Salt Lake City	UT	84119
(Address)	(City)	(State)	(Zip Code)

12/20/2003	457
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FOLIONET FINANCIAL, LLC

Table of Contents



Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119

📞 801-972-4800

📠 801-972-8941

🌐 www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Folionet Financial LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Folionet Financial LLC as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Folionet Financial LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Folionet Financial LLC's management. Our responsibility is to express an opinion on Folionet Financial LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Folionet Financial LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Haynie & Company

Haynie & Company
Salt Lake City, UT
February 28, 2023

We have served as Folionet Financial LLC's auditor since 2019.



PrimeGlobal
An Association of
Independent Accounting Firms



An independently owned member
RSM US Alliance
RSM

OATH OR AFFIRMATION

I, Juan Lorenzo Santos, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Folionet Financial LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

MARIA PARDO
Notary Public - State of Florida
Commission # GG 364516
My Comm. Expires Aug 8, 2023

NOTARY PUBLIC STATE OF FLORIDA

Notary Public 2/27/2023

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FOLIONET FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2022

ASSETS

Cash	$4,017
Commissions receivable - Clearing B/D	60,867
Clearing deposit - (APEX/StoneX)	375,870
Deposits	460
Security deposit	3,878
TOTAL ASSETS	**$445,092**

LIABILITIES AND EQUITY

LIABILITIES

Accounts payable	69,615
Commissions payable	20,924
Accrued payroll	3,326
Total Liabilities	**93,865**
MEMBERS' EQUITY	**351,227**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$445,092**

FOLIONET FINANCIAL, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Organization

Folionet Financial LLC (the "Company"), is a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company was organized under the laws of the state of Florida on March 12, 2014 as a Limited Liability Company.

The Company's primary activities include the sale of equities, options, fixed income, and mutual funds.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instrument purchased with a maturity of three months or less.

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at December 31, 2022 and revenues and expenses during the year then ended. The actual outcomes of the estimates could differ from the estimates made in preparation of the financial statements.

Commission Receivable

Commissions receivables are recorded at net receivable value and earned through December 31, 2022. Amounts received after year end, for services of the prior year, were classified as commission receivables. Amounts classified as commission receivable were received in the subsequent month, therefore, an allowance for doubtful accounts was not considered necessary.

FOLIONET FINANCIAL, LLC

Revenue Recognition

The Company recognizes revenues in accordance with ASC Topic 606, *Revenue from Contracts with Customers*, which provides comprehensive guidance for recognizing revenue from contracts with customers. Revenue is recognized when the entity transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchanged for those goods or services. The guidance includes a five-step framework that requires an entity to: (a) identify the contract(s) with a customer, (b) identify the performance obligation in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies the performance obligation.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract, and; whether constraints on variable consideration should be applied due to uncertain future events.

Principal transactions and commission income. The Company buys and sells securities on behalf of its customers both as agent or on a riskless principal basis. Each time a customer enters into a buy or sell transaction, the Company charges a commission, and if as principal, recognizes a gain. Principal transactions income, commissions, and related clearing expenses are recorded on the trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument, counter parties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to or from customer.

Interest income. The clearing firms, in accordance with the Company´s clearing agreements, can extend credit to clients holding a margin account while securities are hypothecated. The clearing firm charges the client an annual interest rate on the debit balance. The Company receives a portion of the interest charged to the client by the clearing firm. Interest income is accrued daily and recognized monthly.

Service Fees. The Company charges customers account administrative service fees. Revenue for administrative arrangements is generally recognized at the point in time that performance under the arrangement is completed. However, for certain contracts, revenue is recognized over time for arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some instances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Other income. The Company recognizes other income earned from account fees from customers and counterparties including clearing reimbursements paid by the clearing firm, and other expenses reimbursed where the Company controls a promised good or service to the customer. In this case the Company is acting in a principal capacity and as a result recognizes revenue on a gross basis.

Government and Other Regulations

The Company's business is subject to significant regulation by various governmental entities and self-regulatory organizations. These regulations include, among other things, periodic examinations by such regulatory agencies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Technology

The Company has a month-to-month agreement with a technology company where they provide software market data and licensing for a minimum cost of $2,000. The contract can be canceled without notice.

NOTE 3 - CLEARING ARRANGEMENTS

The Company has clearing agreements with Apex Clearing Corporation ("Apex") and StoneX Financial Inc. ("StoneX") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. The Company does not carry or clear any customer accounts. The Company's agreement provides that its clearing brokers will keep records of the transactions affected and cleared in the customer's accounts pursuant to Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). In addition, clearing brokers provide preparation and distribution of customers' confirmation and statements, including the maintenance of margin requirements under the Exchange Act and FINRA rules. Pursuant to both clearing agreements, the Company is required to maintain a clearing deposit at each clearing institution. At December 31, 2022, the Company maintains clearing deposits at Apex and StoneX amounting to $250,762 and $125,108 respectively. At December 31, 2022, the Company had commission receivable of $55,861 from StoneX and $5,006 from Apex.

NOTE 4 - SEC RULE 15c3-3 EXEMPTION

The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3, because it carries no customer accounts, all transactions are cleared through both clearing organizations on a fully disclosed basis, and promptly transmits all funds and securities to those clearing organizations. No other exemptions claimed.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of Aggregate Indebtedness, as defined under the Rule.

At December 31, 2022, the Company had net capital of $346,899, which was $340,641 in excess of its minimum net capital requirement. The ratio of Aggregate Indebtedness to Net Capital should not exceed 15 to 1. At December 31, 2022, the ratio of Aggregate Indebtedness to Net Capital was 0.27 to 1.

NOTE 6 - LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

None of the Company's liabilities have been subordinated to the claims of creditors as of December 31, 2022.

NOTE 7 - COMMITMENTS

FOLIONET FINANCIAL, LLC

The Company leases its office facilities under a non-cancelable operating lease that began on April 1, 2022 and expires on May 1, 2023. Future minimum lease payments for year ending December 31, 2023 are approximately $4,364.

NOTE 8 - MANAGEMENT REVIEW AND SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 28, 2023 which is the date the financial statements were available to be issued and approved by management. There have been no subsequent events as of the date the financial statements were available to be issued which need to be disclosed in the accompanying financial statements.

NOTE 9 – RELATED PARTY DISCLOSURES

The Company had no related party activities in the current period that require disclosures. Capital for the Company is provided by its wholly owned parent company Santos Capital Holdings Inc. Santos Capital Holdings Inc. is majority owned and funded by Juan L. Santos.

NOTE 10 – INCOME TAXES

The Company elected to be treated as a corporation for federal income tax purposes and has filed form 8832 with the IRS. It does not consolidate financial statements with its parent company. Income taxes are accounted for under the asset and liability approach. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. As of December 31, 2022, the Company incurred no income tax expenses, deferred tax assets or liabilities due to the Company´s net operating loss of $256,279. No provision for income taxes has been recognized in the financial statements.

A reconciliation of the provision for income taxes computed using the US statutory federal income tax rate is as follows:

	December 31, 2022
Net operating loss before taxes	($256,279)
Federal income tax rate	21%
Tax expense (benefit) at the statutory rate	(53,819)
Change in valuation allowances	53,819
Provision for income taxes	-

FOLIONET FINANCIAL, LLC

The significant components of the Company´s notes to financial statements deferred tax assets were:

	December 31, 2022
Deferred tax assets:	
Net operating loss carry forward	$532,420
Less valuation allowance	(532,420)
Net deferred tax asset	-

Deferred tax assets and liabilities reflect the effects of tax losses, credits and the future income tax effects of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and are measured using enacted tax rates that apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

As of December 31, 2022, the Company recorded a valuation of $532,420 for its deferred tax assets. The Company believes that such assets did not meet the more likely than not criteria to be recoverable through projected future profitable operations in the foreseeable future.